SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For June 22, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a communication recently filed by the Company with the Chilean Superintendencia de Valores y Seguros.

2. A free English translation of a notice recently filed by the Company with the Chilean Superintendencia de Valores y Seguros.

[free English translation of Spanish original]

                                                       Santiago, June 14, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance

               Ref.: Communicates Special Shareholders' Meeting
                     Chilesat Corp S.A.
                     Registration in Securities Registry  No. 350


     I hereby inform the Superintendency of Securities and Insurance that the Board of Directors of Chilesat Corp S.A. (the "Company") has summoned its shareholders to attend a Special Shareholders` Meeting to be held on June 30, 2004, at 10:00 a.m., on Rinconada El Salto street No. 202, in the district of Huechuraba, Santiago, Chile, so as to submit the following matters for their consideration:

     a)   To modify the name of the Company;
     b) To deregister the Company and its shares before the Superintendency of Securities and Insurance as well as the public bid of shares according to the procedures established in NCG No. 30 and its modifications as long as it is evidence the not existence of the requirements that compel the Company not to do so;
     c) To delist and deregister the Company from the New York Stock Exchange (NYSE) and from the U.S. Securities Exchange Commission
          (SEC), respectively;
     d)   To reduce of the number of directors;
     e)   To reduce the minimum quorum needed to hold a meeting;
     f)   To determine the compensation of the directors;
     g) To amend the Company's by-laws regarding the institution of deputy directors, to designate such deputy directors and to determine their compensation;
     h)   To designate the members of the Committee of Directors;
     i) To adopt all the necessary agreements to carry out what is indicated in the preceding numbers.


Alejandro Rojas Pinaud
Chief Executive Officer
Chilesat Corp S.A.

c.c.: Santiago Stock Exchange
       Chilean Electronic Stock Exchange
       Valparaiso Stock Exchange

                (free English translation of Spanish original)

                              CHILESAT CORP S.A.
                              A STOCK CORPORATION
              LISTED WITH THE SECURITIES REGISTER UNDER No. 0350

                                    NOTICE

                         SPECIAL SHAREHOLDERS' MEETING

By agreement of the Board of Directors, the shareholders of Chilesat Corp S.A.(the "Company") are summoned to attend a Special Shareholders' Meeting to be held on June 30, 2004, at 10:00 a.m., on Rinconada El Salto No. 202 in the district of Huechuraba, Santiago, Chile, so as to submit the following matters for their consideration:

     a)   To modify the name of the Company;
     b) To deregister the Company and its shares before the Superintendency of Securities and Insurance as well as the public bid of shares according to the procedures established in NCG No. 30 and its modifications as long as it is evidence the not existence of the requirements that compel the Company not to do so;
     c) To delist and deregister the Company from the New York Stock Exchange (NYSE) and from the U.S. Securities Exchange Commission
          (SEC), respectively;
     d)   To reduce of the number of directors;
     e)   To reduce the minimum quorum needed to hold a meeting;
     f)   To determine the compensation of the directors;
     g) To amend the Company's by-laws regarding the institution of deputy directors, to designate such deputy directors and to determine their compensation;
     h)   To designate the members of the Committee of Directors;
     i) To adopt all the necessary agreements to carry out what is indicated in the preceding numbers.


                                GENERAL MANAGER

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  June 22, 2004